December 10, 2008

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     Gateway Tax Credit Fund II, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
Amendment No. 2 to Form 10-K for the fiscal year ended March 31, 2007
File No. 0-19022

Dear Mr. Woody:

This letter is in response to your comment letter dated October 28, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Amendment No.1 to Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1.    We note your responses to the previous comments issued as included in your response letter dated August 29, 2008.  While we understand that the Registrant is a legal entity created under state law, it is our position that series level financial statements and disclosure (including the provision of Rules 3-09 and 4-08 of Regulation S-X) are required and that materiality must be assessed at the series level.  As such, please amend your filing to provide separate summarized financial information for project partnerships where the significance level of the project partnerships exceeds 10%, in the aggregate, relative to the financial statements of the particular series to which these project partnerships relate.  For those individual project partnerships where the significance level exceeds 20% for any year, please provide audited financial statements.  Financial statements may be unaudited for any comparative periods where significance is less than 20%, following S-X Rule 3-09(b).

The Company will further amend its Form 10-K for the year ended March 31, 2007 to provide separate summarized financial information (no investee project partnership had 20% or more of the total assets, income from continuing operations, or equity either on a total company or a series level for the year then-ended) for those project partnerships that require such disclosure as a result of the application of Rule 3-09 and 4-08 of Regulation S-X at the series level.

Report of Independent Registered Public Accounting Firm

Reznick Group, P.C.

2.     Please amend your filing to provide revised audit report language from your accountant for the fiscal years ended March 31, 2007 and 2006 which clarifies that the accountant has audited the financial statements of each respective series in addition to auditing the financial statements for the Registrant in total.

The Company will further amend its Form 10-K for the year ended March 31, 2007 to provide revised audit report language for the fiscal years ended March 31, 2007 and 2006 to clarify that the accountant audited the financial statements of each respective series in addition to auditing the financial statements for the Registrant in total.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 10, 2008

Item 9A.  Controls and Procedures

3.    Please disclose in your filing that management has evaluated the disclosure controls and procedures at the individual series level, along with the Registrant in total, and the conclusions of such evaluations.  Additionally, please be aware that management’s assessment of internal controls over financial reporting to be included in your annual reports for fiscal years ended after March 30, 2007 should also be made at the individual series level along with the Registrant as a whole.

The Company respectfully requests to address this comment in future filings, effective with the Company’s Form 10-K for the upcoming year-end March 31, 2009.

4.     Please make appropriate disclosure within Item 9A which will clarify that the scope of your certifications applies at the series level as well as the Registrant taken as a whole, and that the CEO and CFO are certifying as to the Registrant as a whole, as well as to each series.  Provide similar disclosure in all future periodic reports.  Please be aware that it would be inappropriate to change the wording of the certifications themselves.

The Company respectfully requests to address this comment in future filings, effective with the Company’s Form 10-K for the upcoming year-end March 31, 2009.

General

5. Your March 31, 2008 Form 10-K should be revised for the above comments, to the extent applicable.

For the fiscal year ended March 31, 2008, the Company had no investee project partnerships that constituted 10% or more of the assets, equity or income from continuing operations, determined on either a series or consolidated Company level.  Therefore, no significant subsidiaries disclosures are required in its annual Form 10-K for the year then ended.  The report of independent registered public accounting firm included in its March 31, 2008 Form 10- K filing refers to each respective series in addition to auditing the financial statements for the Company in total.  Based upon all of  the above including the requests to address comments 3 and 4 above in future filings, no revision of the Company’s March 31, 2008 Form 10-K is considered necessary.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)